Writer’s Direct Number: (425) 313-8203

Fax: (425) 313-6593

March 20, 2007

BY TELECOPIER AND COURIER

Michael Moran

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Costco Wholesale Corp. — Form 10-K for the Fiscal Year Ended September 3, 2006, filed November 17, 2006, and Form 10-Q for the Fiscal Quarter Ended November 26, 2006, filed December 22, 2006 — File No. 0-20355

Dear Mr. Moran:

In response to your letter of March 6, please see the text below, which corresponds to the numbered paragraphs in your letter.

Form 10-K for the Fiscal Year Ended September 3, 2006

General

1.	Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Response:

To the extent requested, revised disclosures will be reflected in future filings.

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

March 20, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11 – Staff Accounting Bulletin No. 108, page 71

2.

We have read your response to comment 10 of our letter dated January 26, 2007. The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer’s previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Based on your facts and circumstances, and given the subject matter of the review, it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB is appropriate. Please provide your annual SAB 99 materiality analysis explaining how you determined that all of the errors, not just those related to misdating of stock option grants, related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Please also provide additional detail with respect to the adjustments made to the employee grants after the grant date.[1]

Response:

The	Company believes that its use of a cumulative one-time adjustment under SAB 108 was appropriate.

In assessing materiality, we utilized SEC Staff Accounting Bulletin (SAB) No. 99, Topic 1-Letter M (Materiality), including its reference to 5% as a basis for a preliminary quantitative assessment of materiality. We also considered the listed qualitative factors. The qualitative and quantitative factors are discussed below.

[1]	Please note that the last sentence of this paragraph was revised from the letter we received based on the advice of Mr. Hobbs.

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

March 20, 2007

A.	Qualitative Materiality

Stock-option adjustment. The Special Committee of the Board of Directors specifically concluded, after considering the requirements of SAB 99, that the errors associated with the stock-option adjustment were not material. It is unlikely that the judgment of investors who relied on financial statements containing any misstatements arising from unrecorded incremental, non-cash option expense would have been changed or influenced had such expense been reported. As noted below, the estimated compensation expense (separately and in the aggregate) was very low as a percentage of earnings. The additional option expense in any affected period would not have changed income into a loss. The misstatements did not mask a change in earnings or a failure to meet analysts’ expectations. Costco’s earnings were increasing during the years in question, and would have increased inclusive of the adjustments made to reflect additional options-related expense. The Company earned 61 cents per share in fiscal 1996, which increased to $1.53 per share in fiscal 2003. Thus, the effect of the misstatements did not change overall trends in operating results. (See also the graph below.) In addition, management’s compensation arrangements unrelated to options were not significantly affected by the misstatements. The options program applied broadly across the Company’s workforce and was not focused on a particular business segment that played a unique or significant role in Costco’s operations. The Special Committee of the Board of Directors found no intentional deviation from generally accepted accounting principles and no reason to believe that management manipulated grants to improve reported financial results. (Notably, the Company voluntarily began expensing options in fiscal 2003, three years prior to the time it would have been required to do so under FAS 123.) The misstatements did not involve concealment of any unlawful transaction, or affect Costco’s compliance with any regulatory requirements, loan covenants, or contractual requirements. With respect to the requirements of Sections 13(b)(2)-(7) of the Securities Exchange Act of 1934, any record-keeping issues that contributed to the identified deficiencies appear to have been isolated to the accounting for compensation expense relating to

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

March 20, 2007

option grants. Those issues have been corrected to prevent recurrence and have been disclosed by the Company.

Deferred Tax Liability Adjustment. The Company reduced (in the amount of $31.67 million) its beginning retained earnings for fiscal 2006 for a historical misstatement in deferred taxes related to unreconciled differences in the detailed records supporting the deferred tax liability for depreciation of property and equipment. This error, discovered in fiscal 2005, involved an overstatement of the tax basis of our long-lived assets and a corresponding understatement of the Company’s net deferred tax liability. Prior to fiscal 2003, our determination of deferred taxes did not involve a complete reconciliation of the aggregate tax and book basis of all of our long-lived assets. Rather, we relied upon a reconciliation of the change in basis from one year to the next. Other than isolating the error to a point prior to fiscal year 2003, the Company has not been able to ascertain in which years the events occurred that gave rise to the overstatement of the tax basis. It has no reason to believe, however, that the error appeared completely or disproportionately within the period 1996-2002. Because this item related to a timing difference between the tax and book basis of certain assets, we believe that the misstatement did not affect the metrics that management and investors have considered most important in evaluating the financial performance of the Company, including sales, gross margin, selling, general and administrative expenses, pre-tax income, inventory levels, or inventory losses. Based on available evidence management does not believe that the misstatement was intentional, masked any change in earnings or other trends, hid a failure to meet consensus earnings expectations, changed a loss into income, uniquely concerned a key business segment, affected compliance with regulatory requirements or Company contracts (including loan covenants), concealed an unlawful transaction, or increased management’s compensation.

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

March 20, 2007

Accounting for Reinsurance Agreements. The Company increased (in the amount of $10.04 million) its beginning retained earnings for fiscal 2006 related to a correction in the historical accounting treatment of certain finite risk arrangements. Because of the limited amount of risk transfer included in the agreements, historical premium payments should have been accounted for as a deposit (asset) rather than expensed over the policy term. The misstatement in question affected the years 1995 through and including fiscal 2004 (the treatment was corrected in fiscal 2005). In the aggregate, the misstatement had the effect of lowering income by $16 million (pre-tax) for the periods 1995 through 2004. It is unlikely that the judgment of investors who relied on financial statements containing any misstatements arising from the recording of this item as an expense rather than a deposit would have been changed. The reduction in insurance expense and interest income in any affected period due to the misstatement did not change income into a loss or vice versa or mask a change in earnings or a failure to meet analysts’ expectations. Management’s compensation was not increased as a result of the misstatement, because the misstatement lowered pre-tax income. The misstatements did not involve concealment of any unlawful transaction, or affect Costco’s compliance with any regulatory requirements, loan covenants, or contractual requirements, or uniquely concerned a key business segment. There was no intentional misstatement – simply an error of interpretation in applying accounting principles to contracts of insurance.

B.	Quantitative Materiality

Please note that the aggregate effects of the SAB 108 items were reported in note 11 of the financial statements for fiscal 2006, and thus investors were able to evaluate not just the quantitative impacts of the adjustments related to stock options but also the quantitative impacts of the other two adjustments. Note 11 shows that the cumulative effect of the adjustments beyond the option adjustments were modest:

	Cumulative Effect as of August 29, 2005
	Stock option grant practices	Income tax reserve for excess compensation	Deposit accounting	Deferred taxes	Total
Deferred income taxes and other current assets	$—	$—	$16,427	$—	$16,427
Other current liabilities	—	(1,701)	—	—	(1,701)
Deferred income taxes and other liabilities	31,480	—	(6,383)	(31,667)	(6,570)
Additional paid-in-capital	(147,637)	—	—	—	(147,637)
Retained earnings	116,157	1,701	(10,044)	31,667	139,481

	$—	$—	$—	$—	$—

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

March 20, 2007

In addition, below we show for fiscal years 1995 through and including 2005 the income-statement effects each year of the combined stock-option and deposit accounting adjustments.2

[2]

The deferred tax liability adjustment is not reflected for the reason explained above. If the deferred tax liability adjustment were reflected in fiscal 2005 (the year in which the error was discovered), its impact would not have been material – the adjustment of $31.7 million would have represented less than 3% of net income.

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

March 20, 2007

The supporting detail is in the following table:

Fiscal Year	Net Income As Reported *	Stock Option (net of tax)	Deposit Accounting (net of tax)	Adjusted Net Income	Cumulative Errors as a % of Reported Net Income
1995	$217,241	$—	$194	$217,435	0.09%
1996	248,793	(8)	837	249,622	0.33%
1997	312,197	(1,030)	1,000	312,167	-0.01%
1998	459,842	(5,128)	1,150	455,864	-0.86%
1999	515,321	(19,087)	1,243	497,477	-3.46%
2000	631,437	(33,124)	1,239	599,552	-5.05%
2001	602,089	(23,432)	1,182	579,838	-3.70%
2002	699,983	(14,872)	856	685,967	-2.00%
2003	721,000	(9,092)	1,195	713,103	-1.10%
2004	882,393	(6,430)	1,150	877,113	-0.60%
2005	1,063,092	(3,954)	—	1,059,138	-0.37%

Total	$6,353,388	$(116,157)	$10,044	$6,247,275

*	Income for fiscal 1995 excludes loss from discontinued operations; fiscal 1999 excludes cumulative effect of accounting change

The stock option adjustment in the pro forma presentation is based on a graded-vesting method of recognizing compensation expense. (This was the approach adopted by the Special Committee in its analysis.) The Company’s pro forma FAS 123 footnote disclosures prior to fiscal 2003 were based upon a graded-vesting method. Upon adoption of the fair-value based method of accounting for stock options, effective September 2, 2002, the Company adopted the straight-line method. Previously, the Company had not adopted an attribution method under APB 25, as historically no stock-based compensation expense was recorded under APB 25. The adjustment thus could have been based upon either attribution method. Consistent with the approach of the Special Committee, the presentation above uses the graded-vesting method for its analysis. Had the straight-line method been used, the impact on net income in fiscal 2000, the peak year in the pro-forma table below, would have been lower (by 18 basis points), while other years would not have been materially affected.

Historically, we followed the “rollover” method of assessing the materiality of prior year misstatements, which included consideration of all relevant quantitative and qualitative factors. When evaluating these misstatements under the dual method prescribed by SAB 108, we concluded that the cumulative effect of the

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

March 20, 2007

initial application should be reported in the carrying amounts of assets, liabilities and equity as of the beginning of fiscal 2006, and the offsetting adjustment should be made to the opening balance of retained earnings, with appropriate disclosure regarding the nature and amount of each individual error being corrected in the cumulative adjustment.

With “respect to the adjustments made to the employee grants after the grant date,” in December 2006 the Company upwardly adjusted the strike price of certain options held by US taxpayers that potentially were subject to adverse tax consequences under section 409A of the Internal Revenue Code. For those options that were unvested at December 31, 2004, and remained outstanding at the date of the repricing, the Company repriced the options and paid employees the aggregate amount of the increased prices in 2007. Below are additional details with respect to the adjustments made to these options, including: (1) the grant dates affected; (2) the number of options repriced; (3) the original and revised strike price; and (4) the cash payment per share made to nearly all employees.

Grant Date	Options Repriced	Original Strike Price	Revised Strike Price	Cash Payment Made [1]	Total Cash Payment
03/13/00	567,719	$43.00	$49.81	$6.8125	$3,642,773
12/01/00	56,615	$32.63	$36.44	$3.8125	$215,845
04/24/01	1,293,569	$34.28	$34.74	$0.4600	$564,682
10/09/01	201,264	$33.54	$42.41	$8.8700	$1,785,212
04/02/02	2,195,402	$38.79	$39.25	$0.4600	$964,345
04/01/03	3,593,633	$30.41	$33.75	$3.3400	$11,561,854

	7,908,202				$18,734,711

[1]	Per share

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

March 20, 2007

Form 10-Q for the Fiscal Quarter Ended November 26, 2006

Item 1.	Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 8. Subsequent Event, page 15

3.	We have read your response to comment 11 of our letter dated January 26, 2007 regarding your estimate of an additional $70 million pre-tax charge for adverse employee tax consequences arising from the misdating of stock option grants. With respect to Internal Revenue Service Code Section 409A, it is our understanding that these regulations existed prior to the completion in October 2006 of your internal review of stock option grant practices. Please clarify to us what options were being discussed by management during the course of the internal review with regard to employee tax liabilities. Please tell us if the report prepared by the Special Committee reviewing the stock option grant practices discussed the adverse tax consequences facing your employees, and perhaps made any recommendations regarding these employee tax liabilities.

Response:

The Company’s action announced on December 14, 2006, concerning section 409A flowed directly from Notice 2006-100, issued by the Treasury Department and the Internal Revenue Service on November 30, 2006. This was the first guidance that addressed transition provisions relating specifically to calendar 2006. The Special Committee report that you reference, issued more than six weeks prior to Notice 2006-100, did not discuss potential adverse tax consequences facing employees and did not make any recommendations on that subject. The Company’s action announced on December 14 was based on decisions of the Compensation Committee of the Board of Directors made on December 12 and 13, 2006. Any discussions by management prior to the issuance of Notice 2006-100 concerning possible alternatives under section 409A were extremely preliminary.

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

March 20, 2007

Please contact me if you have any questions or further comments.

Sincerely,

/s/ Richard Galanti
Richard Galanti
Executive Vice President and Chief Financial Officer